================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                           A.P. GREEN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              BGN ACQUISITION CORP.
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    393059100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GRAHAM L. ADELMAN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                          2121 SAN JACINTO, SUITE 2500
                               DALLAS, TEXAS 75201
                                 (214) 953-4500

                                   COPIES TO:

                              JAMES C. MORPHY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



================================================================================

         This Amendment No. 2 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by BGN Acquisition Corp. (the "Merger Sub") and Global Industrial Technologies, Inc. ("Purchaser") on March 6, 1998, as amended by Amendment No. 1 to such Schedule, dated March 9, 1998, with respect to shares of Common Stock, par value $1.00 per share, of A.P. Green Industries, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, as amended, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

(e) On March 10, 1998, the Plaintiff filed an Amended Class Action Complaint (the "Amended Complaint") against Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, the Company, Purchaser and the Merger Sub in the Court of Chancery in the State of Delaware in and for New Castle County (the "Court of Chancery"). Plaintiff purports to bring the Amended Compaint on behalf of all common stockholders of the Company (the "Class") and seeks the certification of Plaintiff as representative of the Class. In the Amended Complaint, Plaintiff alleges that (i) the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by the Company with the SEC on March 9, 1998 fails to disclose material information, (ii) the Schedule 14D-1 fails to disclose certain "vital" information, (iii) the Company fails to disclose in the Schedule 14D-9 the rationale for not seeking competing bids, (iv) the fairness opinion delivered to the Company by Credit Suisse First Boston fails to disclose relevant information and does not validate the transaction, (v) certain individual defendants have substantial conflicts with the Class, (vi) the Board of Directors failed to act in an informed manner and to maximize shareholder value and (vii) Purchaser knowingly aided and abetted the Board of Directors' breach of fiduciary duty. The Amended Complaint seeks (i) injunctive relief enjoining the defendants from proceeding with the Offer and the Merger, (ii) in the event that the Offer and the Merger are consummated, the recission of such transactions or the award of rescissory damages, (iii) the award of compensatory damages against the defendants and (iv) the Plaintiff's costs and disbursements. Also on March 10, 1998, Plaintiff filed a Motion for Preliminary Injunction seeking to (i) preliminarily enjoin the defendants from consummating the Offer and (ii) requiring defendants to supplement the materials sent to the stockholders of the Company. Also on March 10, 1998, the Plaintiff filed a Motion for Expedited Proceedings seeking a hearing prior to April 2, 1998.

         The foregoing descriptions of the Amended Complaint, the Motion for Preliminary Injunction and the Motion for Expedited Proceedings are qualified in their entirety by reference to the Amended Complaint and such Motions, copies of which are attached hereto as Exhibit (a)(11) and are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(11) Amended Class Action Complaint, Motion for Preliminary Injunction and Motion for Expedited Proceedings in Paul Liebhard v. Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, A.P. Green Industries, Inc., Global Industrial Technologies, Inc. and BGN Acquisition Corp., filed in the Delaware Court of Chancery on March 10, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 1998



                           GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                           BY: /s/ GRAHAM L. ADELMAN
                               ------------------------------------------------
                               Name:  Graham L. Adelman
                               Title: Senior Vice President, General Counsel
                                       and Secretary


                           BGN ACQUISITION CORP.


                           BY: /s/ GRAHAM L. ADELMAN
                               ------------------------------------------------
                               Name:  Graham L. Adelman
                               Title: Senior Vice President

                                                                 Exhibit (a)(11)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - x
PAUL LIEBHARD,
                                                        :

                     Plaintiff,                         :

         v.                                             :

MACK G. NICHOLS, JAMES M. STOLZE,                       :
WILLIAM F. MORRISON, DANIEL TOLL,                            C.A. No. 16220-NC
PAUL HUMMER II, P. JACK O'BRYAN,                        :
A.P. GREEN INDUSTRIES, INC., GLOBAL
INDUSTRIAL TECHNOLOGIES, INC. and                       :
BGN ACQUISITION CORP.;
                                                        :
                           Defendants.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - x


                         AMENDED CLASS ACTION COMPLAINT
                         ------------------------------

         Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery as a Class action on behalf of all persons, other than defendants and those in privity with them who own the common stock of A.P. Green Industries, Inc. ("Green" or the "Company").

2. Plaintiff has been the owner of the common stock of Green since prior to the transaction herein complained of and continuously to date.

3. Green is a corporation duly organized and existing under the laws of the State of Delaware. The Company mines, processes, makes and distributes specialty minerals and mineral based products.

4. Defendant Global Industrial Technologies, Inc. ("Global") is a Delaware corporation based in Dallas, Texas and is engaged in the mining and processing of minerals and makes refractory products. Global also manufactures pneumatic and electric tools, flanges and mining equipment.

5. Defendant BGN Acquisition Corp., is a Delaware Corporation and a wholly owned subsidiary of Global.

6. Defendant Paul Hummer II, is Chairman of the Board, President and Chief Executive Officer of Green.

7. Defendants Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, and P. Jack O'Bryan are Directors of Green.

8. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Green and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

9. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

10. This action is properly maintainable as a class action because:

    a. The class is so numerous that joinder of all members is impracticable. As of March 21, 1997, there were approximately 8,024,000 shares of Green common stock outstanding owned by hundreds, if not thousands, of record and beneficial, holders;

    b. There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

    c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

    d. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

    e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

11. The primary portion of Green's business centers on processing material to build refractories - heat resistant coatings - for makers of steel, aluminum, glass and other products. Additionally, the Company is also engaged in the mining and processing of lime products. The Company is engaged in a very cyclical and economically sensitive business and the Company's fortunes generally lag the overall economy by approximately six months.

12. The Company's recent financial results have been exceptional. On
February 12, 1998, Green issued a press release announcing its financial results for the fourth quarter and year ended December 31, 1997. For the fourth quarter of 1997, net sales increased 12.4% to $70.5 million from $62.7 million in the 1996 fourth quarter and gross profit increased 29.8% to $12.9 million compared with $9.9 million in the fourth quarter of 1996. Additionally, net earnings grew substantially to $2,905,000, or $0.34 per share, compared with $335,000, or $0.04 per share, in the fourth quarter of 1996. The press release also reported that "[f]or the full year period, net sales rose 7.5% to $277.9 million versus $258.5 million in 1996 and gross profit was up to 13.5% to $50.1 million compared to $44.1 million at year-end 1996. Net earnings for 1997 increased to $8.1 million, or $0.98 per share, diluted, compared to $4.7 million, or $0.57 per share, diluted, in 1996."

13. The Company's recent surge in revenues and income reflect the expansion taking place in basic industries throughout the world. As a result, Green's stock price has steadily surged from $12-5/8 on February 11, 1998, the day before its earnings announcement, to $17-11/16, on March 3, 1998, the day before the proposed transaction was announced.

                          GLOBAL ACTS TO ACQUIRE GREEN

14. On March 4, 1998, Green and Global announced that they had entered into a definitive merger agreement whereby Global will acquire Green in a transaction valued at $195 million (the "Merger"). Under the terms of the transaction as presently proposed, BGN will commence a cash tender offer for all of Green's outstanding common shares at a price of $22 per share. Following the tender offer, the company will be merged into BGN pursuant to which the Company will become a wholly owned subsidiary of Global. Shares of Green not tendered will be converted by merger into the right to receive $22 per share.

15. On or about March 9, 1998, Defendants mailed to Green's shareholders a Solicitation/Recommendation Statement on 14D-9 (the "14D-9") purportedly describing, inter alia, the merger transaction, the history of the negotiations between the companies, the opinion of Green's financial advisor and certain other purportedly relevant information.

16. The 14D-9 fails to disclose material information necessary for Green shareholders to make an informed decision. As noted above in paragraph 12, on February 12, 1998, Green announced its financial and operating results for the fourth quarter and year ended December 31, 1997. However, the most recent financial information for the Company in the Tender Offer Statement on Schedule 14D-1 (the "14D-1") is operating results for the nine months ended September 30, 1997. The failure to include the more recent financial information in the 14D-9 is inexcusable in light of the fact that Global's financial results for its fiscal year ended October 31, 1997 and for the first fiscal quarter ended January 31, 1998 are contained in the 14D-1. Green shareholders are being asked to make an irrevocable decision regarding their investment in Green on the basis of incomplete information.


17. Moreover, the 14D-1 only provides a cursory summary of the Company's projected earnings per share for 1998, 1999 and 2000. No meaningful or detailed information is provided to the Company's public shareholders, although Global "was provided with certain financial information and projections prepared by Company management." This information is vital to the ability of Green's shareholders to properly evaluate the $22 per share buy-out price, but has not been shared in any fashion with Green's shareholders, in the 14D-9 or otherwise.

                    DEFENDANTS FAIL TO DISCLOSE THE RATIONALE
                         FOR NOT SEEKING COMPETING BIDS

18. Attached to the 14D-9 is a letter dated March 2, 1998, from Credit Suisse First Boston ("CSFB"), Green's financial advisor, to the Company's Board of Directors (the "fairness opinion") opining that the proposed transaction is fair to Green's public shareholders from a financial point of view. The fairness opinion states:

          In connection with our engagement, two parties (one of which was the Acquiror) were identified by the Company's management as most likely to have the greatest strategic interest in and largest potential cost savings to be achieved through a combination with the Company. These parties were approached to solicit indications of interest in a possible acquisition of the Company and preliminary discussions were conducted with each of these parties prior to the date hereof. We did not approach any other parties to solicit possible indications of interest in acquiring the Company.

19. Since no information is provided concerning the potential value to be received in competing bids, investors are unable to properly consider the Merger because they have no way of knowing if the Merger price is low in relation to what Green could receive in an open market auction or, at the very least, by soliciting other bids. Defendants fail to disclose the Company's purported rationale in directing its financial advisor not to conduct a formal auction and to limit the universe of potential buyers to the two companies chosen by Green's management.

                 THE FAIRNESS OPINION FAILS TO DISCLOSE RELEVANT
                INFORMATION AND DOES NOT VALIDATE THE TRANSACTION

20. The fairness opinion recites a litany of various documents relied on by CSFB in rendering the fairness opinion, including "publicly available business and financial information", and "financial forecasts provided to (CSFB) by the Company." Yet none of this information is provided to shareholders in the 14D-9 or accounted for in the fairness opinion.

21. Furthermore, neither the 14D-9 nor the fairness opinion contains a discussion of the various financial analysis presumably performed by CSFB. The 14D-9 and the fairness opinion are silent with respect to what valuation methodologies were employed by CSFB in rendering its fairness opinion and whether there was any deviation from standardized investment banking practices. Accordingly, Green shareholders cannot determine from these materials what the intrinsic value of the shares is and why the proposed acquisition by Global is preferable to other alternatives or is fair.

                         THE INDIVIDUAL DEFENDANTS HAVE
                      SUBSTANTIAL CONFLICTS WITH THE CLASS

22. The merger agreement creates disabling conflicts of interest by conferring extraordinary benefits on the individual defendants and certain members of the Company's senior management.

The merger agreement provides that all options, whether presently exercisable or not, will be canceled in exchange for a lump sum cash payment. However, defendant Hummer may elect to convert options for 75,000 shares of Green stock into options for 105,375 shares of Global stock. Additionally, defendant Hummer and certain members of senior management have been rewarded with Severance Enhancement Agreements, which provide for lump sum cash payments ranging from one half to 2.99 times the officers then-current annual base salary and full year bonuses in case of termination.

                  DEFENDANTS HAVE FAILED TO ACT IN AN INFORMED
                    MANNER AND TO MAXIMIZE SHAREHOLDER VALUE

23. By entering into the Merger Agreement with Global, the Green Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Green shareholders.

24. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the Merger, the Individual Defendants failed to properly inform themselves of Green's highest transactional value.

25. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Green. The Individual Defendants agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Green's public shareholders.

26. The Individual Defendants' fiduciary obligations under these circumstances require them to:

         a. Undertake an appropriate evaluation of Green's net worth as a merger/acquisition candidate; and

         b. Engage in a meaningful auction with third parties in an attempt to obtain the best value for Green's public shareholders.

27. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Global without making the requisite effort to obtain the best offer possible.

28. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Green's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Green common stock.

29. The consideration to be paid to class members in the proposed Merger is unfair and inadequate because, among other things:

         a. The intrinsic value of Green's common stock is materially in excess of the amount offered for those securities in the Merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

         b. The Merger price is not the result of an appropriate consideration of the value of Green because the Green Board approved the proposed Merger without undertaking steps to accurately ascertain Green's value through open bidding or at least a "market check mechanism" and;

         c. By entering into the agreement with Global, the Individual Defendants have allowed the price of Green stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Green stock.

30. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

                         GLOBAL IS AN AIDER AND ABETTOR

31. Global has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Global has agreed to the favorable treatment of options held by Green's directors and senior management to assure their agreement and cooperation in and to a transaction which will not maximize value for Green shareholders. Global has so agreed to enable it to acquire Green at the lowest possible price although the favorable treatment of employee and directorial options has necessarily injected personal motives into the negotiations and compromised the undivided loyalty which the Individual Defendants owe to Green's public shareholders.

32. Plaintiff and other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     b. Preliminary and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

     c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with prejudgment and post- judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

     f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated:   March 10, 1998

                           ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                           By:______________________________________
                           Suite 1401, Mellon Bank Center
                           P.O. Box 1070
                           Wilimington, DE  19899-1070
                           (302) 656-4433
                           Attorney for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212) 779-1414

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - x
PAUL LIEBHARD,
                                                        :

                     Plaintiff,                         :

         v.                                             :

MACK G. NICHOLS, JAMES M. STOLZE,                       :
WILLIAM F. MORRISON, DANIEL TOLL,                            C.A. No. 16220-NC
PAUL HUMMER II, P. JACK O'BRYAN,                        :
A.P. GREEN INDUSTRIES, INC., GLOBAL
INDUSTRIAL TECHNOLOGIES, INC. and                       :
BGN ACQUISITION CORP.;
                                                        :
                           Defendants.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - x


                        MOTION FOR PRELIMINARY INJUNCTION
                        ---------------------------------

         Plaintiff hereby moves, pursuant to Court of Chancery Rule 65, for an
Order:

1. Preliminarily enjoining defendants and all persons acting in concert with them from proceeding with, consummating or otherwise closing the tender offer by BGN Acquisition Corp. (the "Tender Offer") for all of the issued and outstanding shares of A.P. Green Industries, Inc. ("Green"); and

2. Requiring defendants to supplement their materials furnished to Green's shareholders in connection with the Tender Offer by disclosing all material facts and correcting the omissions described in Plaintiff's Amended Class Action Complaint in this action.

         The grounds for this Motion are set forth in Plaintiff's Amended Class Action Complaint and will be more fully set forth in plaintiff's opening brief and other papers to be filed in support of this motion.


                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                   By:________________________________________
                      Suite 1401, Mellon Bank Center
                      P.O. Box 1070
                      Wilmington, DE  19899-1070
                      (302) 656-4433
                      Attorneys for Plaintiff



OF COUNSEL

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - x
PAUL LIEBHARD,
                                                        :

                     Plaintiff,                         :

         v.                                             :

MACK G. NICHOLS, JAMES M. STOLZE,                       :
WILLIAM F. MORRISON, DANIEL TOLL,                            C.A. No. 16220-NC
PAUL HUMMER II, P. JACK O'BRYAN,                        :
A.P. GREEN INDUSTRIES, INC., GLOBAL
INDUSTRIAL TECHNOLOGIES, INC. and                       :
BGN ACQUISITION CORP.;
                                                        :
                           Defendants.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - x


                        MOTION FOR EXPEDITED PROCEEDINGS
                        --------------------------------

         Plaintiff, by his attorneys, respectively moves the Court to schedule his Motion for Preliminary Injunction, served and filed herewith, for a hearing prior to April 2, 1998, the presently scheduled date for the closing of the tender offer (the "Tender Offer") by BGN Acquisition Corp. ("BGN") for all the issued and outstanding shares of A.P. Green Industries, Inc. ("Green") at $22 per share. As grounds for this Motion, plaintiff represents as follows:

1. Plaintiff alleges that he is a stockholder of Green. He brings this action on behalf of all Green stockholders, contending that the defendant directors of Green, aided and abetted by Global Industrial Technologies, Inc ("Global"), BGN's parent, have breached their fiduciary duties to plaintiff and the proposed class by failing to take appropriate steps to ascertain the best transaction available to Green's shareholders; thereby failing to make informed judgments concerning Global's acquisition of Green; and by failing to include in materials disseminated to Green's shareholders in connection with the Tender Offer information material to the decision facing Green's shareholders of whether or not to tender their shares. These allegations are particularized in Plaintiff's Amended Class Action Complaint, served and filed on March 10, 1998 (the "Complaint").

2. Among other things, the Complaint alleges that BGN's Tender Offer Circular ("14D- 1") and Green's Solicitation/Recommendation Statement on 14D-9 ("14D-9"), which are dated March 6, 1998, but which were not electronically accessible until March 9, 1998 and were not publicly available in hard copy until March 10, 1998, omit material information in a number of respects:

         a. neither the 14D-1 nor the 14D-9 contains any information on Green's financial and operating results for the fourth quarter and year ended December 31, 1997, even though that information has been available since February 12, 1998.

         b. the 14D-9 fails to offer any reason why Green's financial advisor, Credit Suisse First Boston ("CSFB"), was not requested to and did not solicit from more than one party interest in a potential business combination with Green;

         c. the 14D-9 fails to disclose information on which CSFB based its fairness opinion, including management-prepared internal analyses and forecasts; and

         d. the 14D-9 fails to disclose what valuation methodologies CSFB employed in rendering its fairness opinion.

3. In short, the Complaint alleges that Green's shareholders are being denied the opportunity to make an informed judgment on the Tender Offer and that the individual defendants have failed in their duty to maximize shareholder value in a change of control transaction. Accordingly, plaintiff seeks a preliminary injunction against completion of the Tender Offer. This Court has previously held that lack of complete information in connection with a Tender Offer and loss of the opportunity to obtain the best available transaction in a change of control context can constitute irreparable injury sufficient to warrant preliminary injunctive relief. See, e.g., Joseph v. Shell Oil Company, Del. Ch., 482 A.2d 335 (1984); Paramount Communications v. QVC Network, Del. Supr., 637 A.2d 34 (1993).

4. Since the Tender Offer is scheduled to close on April 2, 1998, plaintiff requests that the Court hear his preliminary injunction motion sufficiently prior to that date to permit a decision and Order if the Court is persuaded the Tender Offer should be enjoined.

5. Plaintiff has not previously applied for this relief.

         WHEREFORE, plaintiff respectfully requests the Court to enter an Order in the form attached hereto.

                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                   By:________________________________________
                      Suite 1401, Mellon Bank Center
                      P.O. Box 1070
                      Wilmington, DE  19899-1070
                      (302) 656-4433
                      Attorneys for Plaintiff

OF COUNSEL

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016